Exhibit 99.1

Brookfield Residential Properties Inc.

News Release

BROOKFIELD RESIDENTIAL TO RAISE APPROXIMATELY $250 MILLION IN COMMON SHARE OFFERING AND CONCURRENT PRIVATE PLACEMENT

All dollar references are in U.S. dollars unless noted otherwise.

Calgary, Alberta, November, 13, 2012 – (BRP: NYSE/TSX) Brookfield Residential Properties Inc. (“Brookfield Residential”, “we” or the “Company”) today announced that it has commenced an underwritten public offering of 8,000,000 of its common shares (the “Offering”). The Company also plans to place 8,000,000 of its common shares with Brookfield Asset Management Inc. in a concurrent private placement, which is conditional upon the closing of the Offering (the “Concurrent Private Placement”).

The net proceeds from the Offering, together with the net proceeds of the Concurrent Private Placement, will be used to repay a portion of the outstanding debt owed to Brookfield Office Properties Inc. The remaining net proceeds will be used to fund working capital and general corporate purposes, including the pay down of a revolving credit facility with Brookfield Asset Management Inc.

As part of the Offering, the Company will grant the underwriters a 30-day option to purchase up to an additional 1,200,000 common shares.  Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC, will act as book-running managers for the offering and CIBC World Markets Inc., HSBC Securities (Canada) Inc., J.P. Morgan Securities LLC, Mitsubishi UFJ Securities (USA), Inc., RBC Capital Markets LLC, Scotia Capital (USA) Inc. and TD Securities Inc. will act as co-managers for the offering.

The Offering will be priced in the context of the market with final terms of the Offering to be determined at the time of pricing.

The common shares of Brookfield Residential will be issued pursuant to a supplement (the “Supplement”) to the Company’s existing short form base shelf prospectus dated November 1, 2012 filed with the securities regulatory authorities in each of the provinces of Canada.  The Supplement will also be filed with the United States Securities and Exchange Commission (the “SEC”) as a supplement to the Company’s registration statement on Form F-10 in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Offering is being made concurrently in all provinces of Canada and in the United States pursuant to the Multijurisdictional Disclosure System established between Canada and the United States. The common shares will be offered in the United States and Canada by the underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable.

A copy of the Supplement filed in connection with the offering and the short form base shelf prospectus, including detailed information about the Company and its management, as well as financial statements, can be obtained by contacting Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717  or by calling 1-800-831-9146, Credit Suisse Securities (USA) LLC, Credit Suisse Prospectus Department, One Madison Avenue, New York, NY 10010 or by calling 1-800-221-1037 or Wells Fargo Securities, LLC, Attn: Equity Syndicate Dept., 375 Park Avenue, New York, New York 10152 or by calling 1-800-326-5897 and are available on the SEC's website www.sec.gov.

This release shall not constitute an offer to sell or the solicitation of an offer to buy any of these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

1 | Brookfield Residential Properties Inc.

Brookfield Residential Properties Inc. is a North American land developer and homebuilder, active in ten principal markets with over 100,000 lots controlled. We entitle and develop land and build homes for our own communities, as well as sell lots to third-party builders.  The Company is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol BRP.

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Please note that Brookfield Residential’s unaudited quarterly reports and audited annual report are filed on EDGAR and SEDAR and can also be found in the investor section of our website (the contents of which are not incorporated by reference). Hard copies of the quarterly and annual reports can be obtained free of charge upon request.

For more information, please visit our website (the contents of which are not incorporated by reference) or contact:

Investors:	Media:
Nicole French Manager, Investor Relations & Communications Tel: (403) 231-8952 Email: nicole.french@brookfieldrp.com	Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Email: andrew.willis@brookfield.com

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Note: This news release contains “forward-looking statements” within the meaning of Canadian securities laws and United States federal securities laws. Certain statements in this press release that are not historical facts, including information concerning the Offering and Concurrent Private Placement, and those statements preceded by, followed by, or that include the words “believe,” “projected,” “planned,” “anticipate,” “should,” “goals,” “expected,” “potential,” “estimate,” “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements.” Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; changes in interest rates; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labour or materials or increases in their costs; ability to develop and market our master-planned communities successfully; laws and regulations related to property development and to the environment that could lead to additional costs and delays; confidence levels of consumers; ability to raise capital on favourable terms; our debt and leverage; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; ability to retain our executive officers; relationships with our affiliates; any increase in unemployment or underemployment; decline of the market value of our land and housing inventories; significant inflation or deflation; inability to raise capital on favorable terms or at all; failure in our financial and commercial controls; changes to foreign currency exchange rates; difficultly enforcing civil liabilities in the United States against us and our directors and officers; higher cancellation rates of existing agreements of sale; major health and safety incident relating to our business; utility and resource shortages or rate fluctuations and additional risks and uncertainties referred to in our filings with the securities regulators in Canada and the United States, many of which are beyond our control. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in subsequent reports should be consulted.

2 | Brookfield Residential Properties Inc.